UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File No. 0-2989
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COMMERCE BANCSHARES, INC.
1000 Walnut, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE BANCSHARES
PARTICIPATING INVESTMENT PLAN

By:	/s/ Jeffery D. Aberdeen

Jeffery D. Aberdeen
Co-Chairperson, Retirement Committee

By:	/s/ Sara E. Foster

Sara E. Foster
Co-Chairperson, Retirement Committee
Date: June 29, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan:
We have audited the accompanying statement of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 and schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Leawood, Kansas
June 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) as of December 31, 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Kansas City, Missouri
June 22, 2005

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
ASSETS

Cash, non-interest bearing	$425	$41

Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund	170,853,461	163,323,150
Mutual funds	126,839,410	115,632,555
Loans to participants	6,469,136	6,177,571

Total investments	304,162,007	285,133,276

Contributions receivable:
Participants	—	506,395
Employer	28,165	168,867

Total contributions receivable	28,165	675,262

Total assets	304,190,597	285,808,579

LIABILITIES

Due to participants	28,165	—

Total liabilities	28,165	—

Net assets available for benefits	$304,162,432	$285,808,579

See accompanying notes to financial statements

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Additions to Net Assets Attributable to:
Investment income:
Interest	$677,699	$180,259	$233,352
Dividends	4,096,931	2,119,963	1,446,987
Interest income on loans to participants	351,243	332,858	348,080
Net appreciation in fair value of investments	16,394,800	16,472,314	50,610,086

Total investment income	21,520,673	19,105,394	52,638,505

Contributions:
Participant	14,043,183	12,889,584	12,434,700
Employer	7,671,559	4,188,344	5,072,768
Participant rollover	1,199,452	1,044,938	961,097

Total contributions	22,914,194	18,122,866	18,468,565

Total additions	44,434,867	37,228,260	71,107,070

Deductions from Net Assets Attributable to:
Distributions to participants	(26,053,222)	(23,046,883)	(14,876,875)
Administrative expenses	(27,792)	(19,477)	(28,100)

Total deductions	(26,081,014)	(23,066,360)	(14,904,975)

Net increase	18,353,853	14,161,900	56,202,095
Net assets available for benefits:
Beginning of year	285,808,579	271,646,679	215,444,584

End of year	$304,162,432	$285,808,579	$271,646,679

See accompanying notes to financial statements

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Notes to Financial Statements
December 31, 2005, 2004, and 2003
(1)	Description of the Plan

General

The following description of the Commerce Bancshares Participating Investment Plan (the Plan) is provided for general informational purposes only. Terms of the Plan are more fully described in the Plan document, which is available to each participant. The Plan is a defined contribution plan that is qualified under section 401 of the Internal Revenue Code and covers employees of Commerce Bancshares, Inc. (the Company) or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of January 1, April 1, July 1, or October 1 following the completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

The Company is the plan sponsor and is advised by the Retirement Committee of Commerce Bancshares, Inc., which acts as the plan administrator. Commerce Bank, N.A., a subsidiary of the Company, is the trustee of the Plan. State Street Bank and Trust Co. and AON Consulting, Inc. performed recordkeeping and custodial services for the Plan until July 1, 2004 when the Plan’s custodian and record keeping services were assumed by Fidelity Investments. There were 4,001 and 3,947 participants with balances in the Plan at December 31, 2005 and 2004, respectively.

Contributions

Participating employees may elect to contribute to the Plan a maximum of 25% of their eligible compensation, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (not to exceed $14,000, $13,000 and $12,000 in 2005, 2004 and 2003, respectively). Additionally, participants who attained the age of 50 during 2005, 2004 or 2003 could contribute an additional $4,000, $3,000 or $2,000 of catch-up contributions, respectively. The catch-up contributions are not subject to the employer matching contribution. All participant contributions are made on a pretax basis.

Throughout 2004 and 2003 the Company and participating subsidiaries contributed a matching contribution equal to 50% of the first 6% of eligible compensation. Effective January 1, 2005 this was changed to a graded matching percentage from 50% — 100% determined by age plus years of employment on the first 7% of eligible compensation. Additionally, the Plan was amended to allow the Company to make a discretionary contribution. For the year ended December 31, 2005, the Company did not make a discretionary contribution. Participants may make a deferral contribution over 7%, which are not considered in determining Company contributions, for a maximum 25% pre-tax contribution.

During 2003 and through June 2004, participants had the option to direct the investment of their contributions and the matching employer’s contributions (except as described in note 4) in any combination of the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund), Commerce Asset Allocation Fund, Commerce Bond Fund, Commerce Growth Fund, Commerce International Equity Fund, Commerce MidCap Fund, Commerce Value Fund, Goldman Sachs Money Market Fund, SSgA S&P 500 Index Fund, Vanguard Total Stock Market Index Fund, Commerce Short Term Government Bond Fund, AIM Funds Group Small Cap Growth “A” Fund, American Century Equity Income Advisor Class Fund and Vanguard Small Cap Value Index Fund.

In July 2004, with the change in custodian, the Company added the Fidelity Equity Income II Fund, Fidelity Diversified International Fund, Fidelity Mid Cap Stock Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund, Fidelity Retirement Money Market Fund, and Spartan US Equity Index Fund. As part of this transition, the Goldman Sachs Money Market Fund and SSgA S&P 500 Index Fund were no longer offered as investment options.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their contributions to any of the various investment options offered by the Plan.

Assets of the Company Stock Fund include Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid directly to the Company Stock Fund and allocated to the participants. Participants with balances in the Company Stock Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings. The earnings allocation is based on the performance of the participant’s allocated investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Participants may make transfers between existing fund balances once during each calendar month. Participating employees may change future investment elections at any time upon notification to the Plan. Both transactions are done in 1% increments.

Participant Vesting

Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their contributions and accumulated earnings thereon. Company matching contributions and Company discretionary contributions are subject to the following vesting schedule:

Years of	Percentage
Vesting Service	Vested
Less than 3	0%
3 or more	100%

The following schedule is applicable to participant’s after-tax employer matching contributions and ESOP balances:

Years of	Percentage
Vesting Service	Vested
Less than 3	0%
3, but less than 4	20%
4, but less than 5	40%
5, but less than 6	60%
6, but less than 7	80%
7 or more	100%
A participant will become fully vested in the value of all Company contributions in the event of death, permanent and total disability, or retirement on or after age 65, regardless of the participant’s years of vesting service. A year of vesting service generally is each Plan year during which the participant earns at least 1,000 hours of service and is over the age of 18.

Forfeitures

Forfeitures are based on the nonvested portion of the Company contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company or by participating subsidiaries. Forfeitures were used to reduce the Company contribution by $106,200 in 2005, $116,408 in 2004 and $112,718 in 2003. The balance of unallocated forfeitures available to offset future Company contributions amounted to $9,741 and $18 at December 31, 2005 and 2004, respectively. At December 31, 2005, it was determined that $28,165 excess forfeitures had been withheld from certain employees terminating in 2005 and those forfeitures had been used to lower Company contributions. Corrections were made to the impacted participants in early 2006.

Participant Loans

A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. These loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance (excluding employee stock ownership plan account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years and are secured by the balance in the participant’s account. Interest rates charged on participant loans are based on the Commerce Prime plus 1% at the date of the distribution and are fixed throughout the life of the loan. The participant may continue to make contributions to the Plan throughout the term of the loan.

Administrative Expenses

Certain administrative functions are performed by officers or employees of Commerce Bancshares, Inc. (the Company). No such officer or employee receives compensation from the Plan. Administrative expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans (currently $50) is deducted from the respective participant’s account. The Company elected to pay all other administration fees for the year ended December 31, 2005, 2004 and 2003 and presently intends to continue to do so, although the Company can, at its discretion discontinue this practice.

Distributions

Distributions of vested account balances are available upon termination, retirement, death or permanent and total disability. Distributions are made in lump sum amounts to the participant or designated beneficiaries.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation

The Plan’s investments are held in an account at Fidelity Investments. On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participant’s accounts. Fair value of the mutual funds is based on quoted market prices from national securities exchanges. Shares of the Company Stock Fund are based upon the fair values of the underlying investments, which include Company stock and cash equivalents. Loans to participants are valued at amortized cost, which approximates fair value.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Also included is the reinvestment of interest and dividends earned on funds invested in the mutual and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Interest is accrued as earned and dividend income is recorded on the ex-dividend date.

Use of Estimates

The Plan utilizes a number of informed estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Payment of Benefits

Distributions to the participants of the Plan are recorded when paid.

(3)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(4)	Company Stock Fund

The Company Stock Fund is accounted for on a unitized accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2005 and 2004, the cash reserve totaled approximately $5.1 million and $4.0 million, respectively.

In January 1995, all assets held by the Company’s qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances at December 31, 2005 and 2004 and is held as units of the Company Stock Fund. Participants must maintain the portion of their account balance attributable to the ESOP in the Company Stock Fund until completing ten years of defined service as well as attainment of the age of fifty-five, at which time they may allocate the balance of their ESOP account to any of the investment options offered by the Plan. The Company Stock Fund included non-participant directed units of 1,525,560 and 1,733,577 with a fair value of $32,769,035 and $34,238,150 at December 31, 2005 and 2004, respectively, which remain restricted from transfer to other funds until the requirements are met. At December 31, 2005, 1,052 participants had an ESOP related account balance.

Information about changes in ESOP assets included in the Company Stock Fund for the years ended December 31, 2005, 2004 and 2003, is as follows:

	2005	2004	2003
Beginning balance:	$34,238,150	$35,591,151	$29,631,674
Unrealized appreciation (including reinvested dividends and interest)	754,694	2,192,447	8,458,959
Benefits paid to participants	(1,868,561)	(2,323,985)	(1,505,700)
Transfers to participant- directed investments	(355,248)	(1,221,463)	(993,782)

Ending balance	$32,769,035	$34,238,150	$35,591,151

In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares Inc. common stock on the open market. During 2005, 2004 and 2003 total dividends paid on shares of Company stock held by the Company Stock Fund and the amount thereof which was distributed directly to the participants is as follows:

	2005	2004	2003
Dividends paid on shares of Company stock	$2,925,000	$2,842,000	$2,462,000
Portion of dividend distributed	1,998,000	2,021,000	1,819,000

(5)	Investments

The following table sets forth investments that represent 5% or more of the market value of the Plan’s net assets at December 31, 2005 or 2004:

	2005	2004
Commerce Bancshares, Inc. Common Stock Fund:
Commerce Bancshares, Inc. common stock	$165,705,549	$159,338,094
Fidelity Retirement Money Market Fund	5,147,912	3,985,056
Fidelity Retirement Money Market Fund	22,678,824	21,877,683
Spartan US Equity Index Fund	17,684,975	16,595,205
Commerce Growth Fund	19,384,432	20,448,170
During 2005, 2004, and 2003 the Plan’s investments appreciated in value as follows:

	2005	2004	2003
Commerce Bancshares, Inc. Common Stock Fund	$13,531,897	$11,456,810	$38,483,069
Mutual Funds	2,862,903	5,015,504	12,127,017

	$16,394,800	$16,472,314	$50,610,086

(6)	Federal Income Taxes

In a determination letter dated July 11, 2002, the Internal Revenue Service stated that the Plan, as amended through August 16, 2001, met the requirements of section 401(a) of the Internal Revenue Code (IRC) and the Trust established thereunder was exempt from federal tax under section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan, as designed and operated, is in compliance with the applicable provisions of the IRC.

The Company is entitled to deduct for federal income tax purposes the amount of contributions made by the Company and each of its participating subsidiaries for the benefit of employees. In general, neither such contributions nor the income from the trust will be taxable to participants as income prior to the time such participants receive a distribution from the Plan. Participant contributions are not required to be included in the employees’ taxable income until the year or years in which they are distributed or made available to them.

(7)	Transactions with Related Parties

Certain Plan investments are shares of mutual funds managed by The Commerce Trust Company, a division of Commerce Bank, N.A. The Company Stock Fund also includes shares of Company common stock; therefore, these transactions qualify as party-in-interest transactions. Plan investments also include shares of mutual funds managed by Fidelity Investments, the custodian and record keeper of the Plan. These are exempt party-in-interest transactions under ERISA.

     Transactions with the Company and its affiliates during the years ended December 31, 2005, 2004, and 2003 were as follows:

	Purchases		Sales
					Realized
	Units	Cost	Units	Proceeds	Gains (Losses)
2005:
Company Stock Fund	854,335	$17,256,639	1,169,790	$23,258,225	$7,064,064
Commerce Mutual Funds	638,958	13,345,575	845,816	17,364,629	(735,870)

2004:
Company Stock Fund	726,590	$13,034,889	1,351,172	$24,313,647	$9,723,831
Commerce Mutual Funds	678,205	13,657,037	745,589	15,162,790	(1,349,861)

2003:
Company Stock Fund	878,633	$13,481,672	1,184,820	$18,049,558	$5,815,567
Commerce Mutual Funds	1,069,719	20,234,919	806,449	15,301,583	(2,353,517)
(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(9)	Plan Amendment

During 2005, the Plan was amended as follows:
•	Company matching percentage was changed to a graded matching percentage from 50% — 100% determined by age plus years of employment on the first 7% of eligible compensation.

•	Company is allowed to make a discretionary contribution. In addition, the Company may specify different rates of discretionary contributions for different groups of participants.

•	Automatic rollover of amounts from $1,000 to $5,000 to an IRA designated by the Administrator without participant consent if the participant does not elect to have such distribution paid directly to an eligible retirement plan.
(10)	Subsequent event

Subsequent to December 31, 2005, the Plan was amended to require dividends paid on Commerce Bancshares, Inc. common stock to be automatically reinvested into each participant’s stock account, unless the participant makes an affirmative election to receive payment of the dividends directly.

Schedule 1
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	Number
Identity of issue	of shares	Cost		Fair Value
Commerce Bancshares, Inc. Common Stock Fund:*
Commerce Bancshares, Inc. Common Stock*	3,184,822	$88,771,316		$165,705,549
Fidelity Retirement Money Market Fund	5,147,912	5,147,912		5,147,912

Total Common Stock Fund	7,954,072	93,919,228		170,853,461

Mutual Funds
Commerce Asset Allocation Fund*	336,170	*	*	6,558,677
Commerce Bond Fund*	640,874	*	*	11,663,916
Commerce Growth Fund*	818,945	*	*	19,384,432
Commerce International Equity Fund*	108,491	*	*	2,549,588
Commerce MidCap Fund*	182,830	*	*	5,587,300
Commerce Short Term Government Bond Fund*	114,988	*	*	2,021,481
Commerce Value Fund*	169,116	*	*	4,347,975
AIM Funds Group Small Cap Growth “A” Fund	70,790	*	*	1,947,426
American Century Equity Income Advisor Class Fund	672,454	*	*	5,258,589
Fidelity Diversified International Fund*	158,902	*	*	5,170,683
Fidelity Equity Income II Fund*	65,564	*	*	1,498,788
Fidelity Freedom 2010 Fund*	80,694	*	*	1,133,747
Fidelity Freedom 2020 Fund*	77,766	*	*	1,143,943
Fidelity Freedom 2030 Fund*	26,986	*	*	405,327
Fidelity Freedom 2040 Fund*	35,315	*	*	311,830
Fidelity Freedom Income Fund*	5,227	*	*	59,431
Fidelity Mid Cap Stock Fund*	84,384	*	*	2,242,086
Fidelity Retirement Money Market Fund*	22,678,824	*	*	22,678,824
Spartan US Equity Index Fund	400,475	*	*	17,684,975
Vanguard Small Cap Value Index Fund	295,639	*	*	4,304,510
Vanguard Total Stock Market Index Fund	362,863	*	*	10,885,882

Total Mutual Funds				126,839,410

Loans to Participants*—Interest rates on these loans range from 5.00% to 10.50%				6,469,136

Total assets held for investment purposes				$304,162,007

* -	Related party

**-	In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.
See accompanying report of independent registered public accounting firm

Schedule 2
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4j — Schedule of Reportable Transactions
Year ended December 31, 2005

						Current
				Expense		value of
				incurred	Cost	asset on
	Purchase	Selling	Lease	with	of	transaction	Gain
	price	price	rental	transaction	asset	date	(loss)
Commerce Bancshares, Inc.
Common Stock Fund*	$17,256,639	—	—	—	17,256,639	17,256,639	—
Commerce Bancshares, Inc.
Common Stock Fund*	$—	23,258,225	—	—	16,194,161	23,258,225	7,064,064

*	Related party
See accompanying report of independent registered public accounting firm

EXHIBIT INDEX
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm